

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2010

Patrick Yore, President
Big Clix Corp.
12D School Street
Fairfax, CA 94930

> **Re:** **Big Clix Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 31, 2010**
> **File No. 333-168403**

Dear Mr. Yore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated August 27, 2010. In that response, you state that, although you are a development stage company, you are not a blank check company because you have a specific business under development and you have no plan or intention to be acquired or to merge with an operating company nor do you or any of your shareholders have plans to enter into a change of control or similar transaction or to change your management. Please include in the forepart of your prospectus an affirmative statement disclosing that you are not a blank check company, that you have no plans or intentions to be acquired by or to merge with an operating company nor do you, nor do any of your shareholders, have plans to enter into a change of control or similar transaction or to change your management.

Also, please disclose whether your management or any affiliates of you or your management have been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date, and describe exactly how that company was formed and why.

Business, page 19

Company Summary, page 19

2. Please revise your registration statement to disclose the effect of existing or probable governmental regulations on your proposed business. Refer to Item 101(h)(4)(ix) of Regulation S-K. In this regard, we note that you plan to develop software and services to facilitate the delivery of advertising to mobile devices users. By way of example only and to the extent applicable, please disclose how you will comply with the Controlling the Assault of Non-Solicited Pornography and Marketing Act (CAN-SPAM) and the related Federal Communications Commission rules that prohibit sending unwanted commercial e-mail messages to wireless devices without prior permission. Please also consider whether you need additional risk factors related to the impact of governmental regulations, including CAN-SPAM, on your proposed operations.

3. We note your response to comment 16 in our letter dated August 27, 2010 and reissue that comment in part, as follows:

• Please revise your disclosure under this heading, in your Summary and elsewhere, as appropriate, to separately describe in more detail (1) the software you plan to develop and license, (2) the mobile advertising campaign development services you plan to offer.

• You disclose three primary phases over the next twelve months. The first of these phases is your business and marketing plan. When you describe this plan you indicate that you will hire two resources to "complete the plan" over a period of two to three months; however, we were unable to locate any disclosure describing the elements of this plan and the costs associated with each element. With respect to your development and deployment phases, you should provide similar disclosure. As your disclosure currently exists, it does not provide investors with sufficient insight into your intended business operations or the particular means by which you will generate revenues and incur expenses.

• In this regard, we reviewed your new disclosure at the bottom of page 19 indicating that you have not determined the pricing for your products and services or the related costs. To enable investors to assess your revenue and growth potential, your business prospects and your liquidity and capital needs, please discuss in greater detail each step you intend to take to conduct your operations and the costs for each step. Also, please disclose the basis for the amount of time you believe you will need for each step in that timeline and disclose the costs necessary to complete each step. Please also disclose how much you expect to charge for products or services and how much it will cost you to provide those products and services.

- According to your revised disclosure, in the case that you sell all of the shares offered you will still need an additional $100,000 to complete your development of your software platform. Please expand your discussion to provide greater detail on how you plan to raise the additional $100,000. In this regard, if you are considering the sale of additional securities, to provide context for the risk please revise your risk factor on page 7 concerning dilution to discuss the issuance of additional securities in connection with your capital needs.

- You also should disclose under this heading and in your "Use of Proceeds" section the business activities you will undertake based upon raising funds at the various levels outlined in the use of proceeds. In this regard, you should disclose those costs that would receive priority over others in the event you only sell 25% 50% or 75% of the shares in your offering. For example, please indicate the costs associated with undertaking various business activities in the future, noting the ones that will receive priority over others in the event funding is less than you expect. Refer to Instruction 1 to Item 504 of Regulation S-K.

- Please clarify that the four individuals that you plan to hire to work on the software will be part time independent contracts, as you disclose in your Plan of Operation and Liquidity and Capital Resources disclosures. If these contractors work for a specific company that you plan to engage, please name that company. If not, explain how you plan to find qualified contractors that can develop such a system. Please also consider adding a risk factor concerning your reliance on part-time independent contractors to perform your software development.

Product Definition, page 21

Location-based Advertising, page 21

4. We reviewed your response to comment 17 in our letter dated August 27, 2010 and reissue that comment in part. Please revise to explain and place in context the term "API."

The Market, page 22

5. We note your response to comment 23 in our letter dated August 27, 2010; however, we were unable to locate your revised disclosure. Please revise or advise.

Conflict of interest, page 28

6. We note that your revised biography states that Mr. Yore's other business, BrainBlaze, develops and provides technology-driven advertising for e-commerce companies. We further note your disclosure that at the present time you do not see any conflicts between BrainBlaze and Big Clix. Please expand your disclosure to explain how you plan to handle such conflicts should they arise in the future.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551- 3513 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director